January 27, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    John Cash, Branch Chief

Re:    Mistras Group, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2016
Filed August 15, 2016
File No. 1-34481

Ladies and Gentlemen:

Mistras Group, Inc. (“Mistras” or the “Company”) is submitting this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 23, 2017 (the “January 23rd Comment Letter”) relating to the Form 10-K referenced above. Please find our responses to the January 23rd Comment Letter below. For your convenience, each of the comments in the January 23rd Comment Letter is included immediately preceding our response to the comment, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the January 23rd Comment Letter.

Staff Comment #1:

Liquidity and Capital Resources, Page 39

1. You appear to have characterized free cash flow as an operating performance measure on page 31. However, your definition of free cash flow as cash provided by operating activities less capital expenditures indicates free cash flow is a liquidity measure. Please revise or advise. In addition, please provide a reconciliation for the free cash flow measure to the most comparable GAAP measure in accordance with Item 10(e)(1)(i)(b) of Regulation S-K.

Response to Comment #1:

The Company respectfully acknowledges the Staff’s comment. To the extent that the Company includes free cash flow in future filings, the Company proposes to clarify its characterization as a liquidity measure in a manner similar to the marked versions of the paragraphs cited below:

1.	The penultimate paragraph on page 31:

“In the MD&A section "Liquidity and Capital Resources", we use the term "free cash flow" as a non-GAAP liquidity measurement. We define free cash flow as cash provided by operating activities less capital expenditures (which are purchases of property, plant and equipment and of intangible assets and classified as an investing activity). Free cash flow, which does not represent residual cash flow available for discretionary expenditures since items such as debt repayments are not deducted in determining such measures, for fiscal 2016 was $51.9 million, consisting of $68.1 million of operating cash flow less $16.2 million of capital expenditures. For fiscal 2015, free cash flow was $33.9 million consisting of $49.8 million of operating cash flow less $16.0 million of capital expenditures.”

2.	The last paragraph on page 31:

“We believe investors and other users of our financial statements benefit from the presentation Adjusted EBITDA and "Income before special items” for each of our three segments and the "Total Company", and free cash flow in evaluating our ~~operating~~ performance because they provide additional tools to compare our operating performance and liquidity on a consistent basis and measure underlying trends and results in our business.”

With respect to the Staff’s request to provide a reconciliation for the free cash flow measure to the most comparable GAAP measure, we respectfully direct the staff to the last sentence of the penultimate paragraph of Page 31 referenced above, which the Company believes complies with the reconciliation requirements of Item 10(e)(1)(i)(b) of Regulation S-K in narrative form. That sentence reconciles free cash flow to the most comparable GAAP measure (i.e., operating cash flow), by defining and quantifying the sum of the two components of capital expenditures which reduce operating cash flow (i.e., purchase of property, plant and equipment and of intangible assets, both of which are itemized separately in our statement of cash flows), to arrive at free cash flow.

To the extent the Company includes free cash flow in future filings, the Company will utilize a table instead of a sentence to comply with the reconciliation requirements of Item 10(e)(1)(i)(b) of Regulation S-X, in a manner similar to the table below.

Free Cash Flow	5/31/2016	5/31/2015	5/31/2014
GAAP: Net Cash Provided from Operating Activities	68,124	49,840	36,873
Less:
Purchases of property, plant and equipment	(14,864)	(15,104)	(16,871)
Purchases of intangible assets	(1,315)	(866)	(708)
Free Cash Flow	51,945	33,870	19,294

Staff Comment #2:
Item 8 - Financial Statements and Supplementary Data
Consolidated Statements of Income, Page 48

2. Please tell us what consideration you gave to separately presenting revenue from the sale of products and systems and revenue derived from providing services on the face of your statements of operations. Refer to Rule 5-03(b) of Regulation S-X.

Response to Comment #2:

The Company respectfully acknowledges the Staff’s comment. Rule 5-03(b) of Regulation S-X states that “if income is derived from one or more of the subcaptions of Section 210.5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class.”
We supplementally advise the Staff that the aggregate of the Company’s revenues from sales of products and systems represented 5% of total revenues in 2016 and 2015 and 7% in 2014. Accordingly, the Company concluded that separate disclosure of revenue from products and systems was not required on the face of our consolidated statement of income. If the amount of revenues from products and systems should exceed 10% of total revenues in the future, the appropriate presentation of revenues will be made.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call the undersigned at (609) 716-4103.

Very truly yours,

Mistras Group, Inc.

 /s/ Jonathan H. Wolk
Jonathan H. Wolk
Senior Executive Vice President and CFO